Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hess Corporation
Commission File No. 001-01204

October 23, 2023

© 2023 Chevron Chevron to acquire Hess October 23, 2023 Liza Destiny in Guyana

Cautionary statement

FORWARD-LOOKING STATEMENTS

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as "expects," "focus," "intends," "anticipates," "plans," "targets," "poised," "advances," "drives," "aims," "forecasts," "believes," "approaches," "seeks," "schedules," "estimates," "positions," "pursues," "progress," "may," "can," "could," "should," "will," "budgets," "outlook," "trends," "guidance," "commits," "on track," "objectives," "goals," "projects," "strategies," "opportunities," "potential," "ambitions," "aspires" and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory approvals; Chevron's ability to integrate Hess' operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties' business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the transaction, as well as the risk of disruption of Chevron's or Hess' management and business disruption during the pendency of, or following, the potential transaction; the receipt of required Chevron Board of Directors' authorizations to implement capital allocation strategies, including future dividend payments; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed acquisition on the market price of Chevron's or Hess' common stock and/or operating results; rating agency actions and Chevron's and Hess' ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron's or Hess' control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in Part I, Item 1A "Risk Factors" of (i) Chevron's Annual Report on Form 10-K for the year ended December 31, 2022 and (ii) Hess' Annual Report on Form 10-K for the year ended December 31, 2022, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission ("SEC"). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

CAUTIONARY NOTE TO INVESTORS

This communication uses certain terms relating to resources other than proved reserves, such as unproved reserves or resources. Investors are urged to consider closely the oil and gas disclosures in Hess' Annual Report on Form 10-K, File No. 1-1204, available from Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036 c/o Corporate Secretary and on our website at www.hess.com. You can also obtain this form from the SEC on the EDGAR system.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. After the registration statement is declared effective, Hess will mail a definitive proxy statement/prospectus to stockholders of Hess. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess' stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron's website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess' website at http://www.hess.com/investors.

Chevron and Hess and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of Hess is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 6, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This presentation is meant to be read in conjunction with the Chevron Announces Agreement to Acquire Hess Transcript. All materials are posted on chevron.com under the headings "Investors," "Events & Presentations."

© 2023 Chevron Corporation

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3 © 2023 Chevron Corporation $1 billion annual synergies Enhances and extends growth into 2030s Accretive to cash flow per share * Low - cost, long - lived resource Lowers upstream carbon intensity High cash margin, premier assets Hess strengthens Chevron’s long - term outlook Strategic fit x x x Projected benefits * Expected to be accretive to cash flow per share in 2025 after achieving synergies and start - up of the fourth floating producti on storage and offloading (FPSO) vessel in Guyana.

4 © 2023 Chevron Corporation 0 2 4 6 8 2024e 2027e 100% equity consideration at 1 .0250 exchange ratio 10.3% premium based on 20 - day average closing price 1 Addition of John Hess to Chevron Board of Directors Target closing 2 first half 2024 Key transaction terms 1 As of October 20, 2023. 2 Subject to Hess shareholder approval, regulatory approval and other customary closing conditions. Hess valuation multiple 3 EV / EBITDA 3 Bloomberg EBITDA consensus estimates as of October 20, 2023 for 2024 and 2027. EV reflects share price as of October 5, 2023 . EV – Enterprise value EBITDA – Earnings before interest, taxes, depreciation & amortization CVX

5 © 2023 Chevron Corporation Guyana a world - class, high - return, growth asset >11 BBOE gross resource (30% interest) High cash margin Upside in appraisal and exploration Chevron Hess Guyana Suriname Stabroek Block 59 Block 42 Block 5 Block 6 Liza 1 FPSO Payara FPSO Liza 2 FPSO Yellowtail FPSO Uaru FPSO FPSO – Floating production storage and offloading

High-quality, complementary assets

Bakken

Significant core inventory

Shale & tight asset class excellence

~180 MBOED | ~80% Liquids



Montana
North Dakota
Tioga Rail Terminal
Tioga Gas Plant
Hawkeye Facilities
Johnson's Corner Header system
Targa JV Gas Plant

Gulf of Mexico

Complementary position

Capital-efficient development

~30 MBOED | ~75% Liquids



Louisiana
Conger
Tubular Bells
Baldpate / Penn State
Llano
Stampede

Malaysia & JDA

Steady free cash flow

Price resilient

~65 MBOED | ~95% Gas



Thailand
Joint Development Area (JDA)
North Malay Basin (NMB)
Malaysia

Chevron Hess

Note: Bakken production reflects the top end of Hess' full-year 2023 guidance. Other production and liquids / gas percents reflect 1H 2023 values.

© 2023 Chevron Corporation

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7 © 2023 Chevron Corporation Cash margin CFFO per BOE in 2027 Strengthens and diversifies portfolio Major assets Bakken and Hess Midstream Gulf of Mexico TCO Australia Eastern Med DJ Basin Permian Basin Note: Data are intended for illustrative purposes only and shows relative values in 2027. * Bakken includes Hess’ share of midstream fees. Chevron Hess Guyana

8 © 2023 Chevron Corporation Free cash flow excl. working capital* at $70 Brent, $ billions Net production potential MMBOED 0 1 2 3 4 2022 2025 2027 2030 Chevron Legacy Eastern Med DJ Bakken Guyana Enhances and extends growth outlook Production growth into 2030s Free cash flow more than doubles by 2027 * 2022 FCF is normalized to $70 Brent, $3.50 Henry Hub, $8 international LNG, mid - cycle refining and chemical margins and excludes working capital. See Appendix for reconciliation of non - GAAP measures.

9 © 2023 Chevron Corporation 0 20 40 60 Global Industry Average Gas Global Industry Average Oil CVX 2028 Targets Guyana 2028 Bakken 2028 Lower carbon intensity production Carbon intensity kg CO 2 e per BOE Lowers upstream carbon intensity ~50% reduction in methane emissions intensity vs. 2019 2 1 Reflects Chevron’s 2028 GHG emissions intensity targets for oil carbon intensity (Scope 1 and 2) and gas carbon intensity (Sc op e 1 and 2). Sources: Chevron’s 2023 Climate Change Resilience Report (p. 66), IEA, Hess disclosures. 2 Operated methane emissions. See Hess’ 2022 sustainability report (p. 60). 1

10 © 2023 Chevron Corporation Consistent with financial priorities Maintain and grow dividend Fund capital program Strong balance sheet Return surplus cash D ividend per share increase of 8% 1 Combined capex $19 to $22 billion Net debt ratio <10% 2 Annual buyback raised to $20 billion 3 Note: The dividend, capex and buyback items in this column are forward looking projections. 1 Subject to board of directors' approval in January 2024. 2 Combined company pro forma as of 6/30/2023. Net debt ratio is defined as debt less cash equivalents and marketable securitie s divided by debt less cash equivalents and marketable securities plus stockholders’ equity. See Appendix for reconciliation of non - GAAP measures. 3 Post closing in a continued upside oil price scenario.

11 © 2023 Chevron Corporation questions answers

12 © 2023 Chevron Corporation Corp / G&A Tax Put Options Appendix: expect $1 billion of synergies Expected run - rate synergies of $1 billion* Before - tax * Expected within a year of closing. Bakken

13 © 2023 Chevron Corporation Appendix: reconciliation of non - GAAP measures Cash flow from operations excluding working capital Free cash flow Free cash flow excluding working capital * Normalized to $70 Brent, $3.50 Henry Hub, $8 international LNG . Annual free cash flow estimates with respect to 2025 and 2027 are forward - looking non - GAAP measures. Due to their forward - lookin g nature, management cannot reliably predict certain necessary components of the most directly comparable forward - looking GAAP measure and is therefore unable to provide a quantitative reconciliation. $ millions FY 2022 Net cash provided by operating activities 49,602 Less: Net decrease (increase) in operating working capital 2,125 Cash Flow from Operations Excluding Working Capital 47,477 Net cash provided by operating activities 49,602 Less: Capital expenditures 11,974 Free Cash Flow 37,628 Price normalization* (17,052) Mid - cycle downstream & chemicals margins (5,500) Less: Change in operating working capital 2,125 Normalized Free Cash Flow Excluding Working Capital 12,951

14 © 2023 Chevron Corporation Appendix: reconciliation of non - GAAP measures Net debt ratio $ millions Chevron 2Q23 Hess 2Q23 Pro forma 2Q23 Short term debt 1,269 8 1,277 Long term debt* 20,245 8,459 28,704 Total debt 21,514 8,467 29,981 Less: Cash and cash equivalents 9,292 2,226 11,518 Less: Marketable securities 318 - 318 Total adjusted debt 11,904 6,241 18,145 Total stockholders’ equity 158,325 8,272 166,597 Total adjusted debt plus total stockholders’ equity 170,229 14,513 184.742 Net debt ratio 7.0% 43.0% 9.8% * Includes capital lease obligations / finance lease liabilities. Note: Numbers may not sum due to rounding.

In connection with the potential acquisition of Hess Corporation by Chevron Corporation (“Chevron”), Chevron has made available on its website the following prepared remarks to the presentation held on October 23, 2023.

Good morning and welcome to this special call to announce a significant proposed combination. I’m Jake Spiering, General Manager of Investor Relations at Chevron, and with me today are Chevron’s Chairman and CEO, Mike Wirth, Hess’ CEO, John Hess, and Chevron’s CFO, Pierre Breber.

We’ll refer to the slides and prepared remarks that are available on Chevron’s website.

Before we begin, please be reminded that this presentation contains estimates, projections and other forward-looking statements.

Please review the cautionary statement on Slide 2.

Now, I will turn it over to Mike.

Good morning, everyone.

I'm pleased to announce that Chevron has entered into a definitive agreement to acquire Hess, a premier exploration and production company with ownership in the industry’s most attractive, long-lived growth asset in Guyana and a focused portfolio elsewhere that complements Chevron’s.

This combination is aligned with our objective to safely deliver higher returns and lower carbon. We expect the transaction will become accretive to cash flow per share in 2025 after achieving synergies and start-up of the fourth FPSO vessel in Guyana. We’ve identified $1 billion of run-rate cost synergies that we expect to realize within a year of closing.

In addition, Hess increases Chevron’s estimated production and free cash flow growth rates over the next five years, and is expected to extend our growth profile into the next decade supporting our plans to increase our peer-leading dividend growth and share repurchases.

Equally as important, the combination will further strengthen our most important resource, the people who safely deliver energy to the world every day. We look forward to combining Hess’ talented workforce with ours.

Hess shareholders will receive 1.0250 Chevron shares for each Hess share as consideration, which represents a 10.3% premium over the 20-day average closing price.

This is Chevron’s third upstream deal since the pandemic with a premium around 10%, showing consistent discipline. The first two were immediately accretive. This transaction transforms our portfolio and is expected to generate longer-term free cash flow growth that supports increased return of capital and outweighs short-term earnings per share dilution in the low- to mid-single digits.

And I’m very pleased that John Hess is expected to join Chevron’s Board of Directors. John is a highly respected industry leader with a record of value creation and strong relationships with governments and partners. I look forward to working with John as we bring our two companies together and safely deliver lower carbon energy to a growing world.

The Stabroek block in Guyana is world class with over 11 billion BOE of gross discovered recoverable resource from the industry’s largest oil discovery in the last decade. Hess’ share of net production is approximately 110 thousand barrels per day at industry-leading cash margins with low carbon intensity, a winning combination. And that’s just from the first two FPSOs, with three more currently under development.

There is potential for up to ten FPSOs, which is expected to drive production growth into the next decade. And there’s exploration upside potential, with 10 to 12 wells planned for 2024. Given past success, this bodes well for further resource growth.

We intend to continue partnering with the government of Guyana to create shared prosperity and value for the country and its people.

In the Bakken, Hess holds a strong acreage position with a long queue of economic future drilling locations that will be added to Chevron’s advantaged shale and tight portfolio.

Hess’ assets in the Gulf of Mexico are complementary to Chevron’s in a basin we know well, and we foresee a long future underpinned by more exploration success.

Southeast Asia assets provide predictable financial performance from natural gas contracts with oil-linked pricing.

This combination will further strengthen and diversify our already advantaged portfolio.

Guyana is an exceptional and differentiated asset that adds significant resource inventory in the deepwater, complementing Chevron’s existing deepwater assets around the world.

The Bakken adds another prolific U.S. shale basin to our leading positions in the DJ and Permian, and we expect it will benefit from Chevron’s advancements in technology and performance as we aim to further improve recoveries and enhance returns.

Southeast Asia brings a regional gas business where we have a long history, adding to our advantaged gas positions in Australia and the Eastern Med.

The resulting portfolio is deep with projected high cash margin and lower carbon intensity production, diversified across asset types and geographies, balanced between short and long-cycle investments and durable with fields in both plateau and growth stages.

More than 75% of our upstream capex is expected to be focused on these eight assets, positioning Chevron to deliver durable free cash flow growth into the next decade.

With a stronger combined portfolio, we expect to further high-grade and generate about $10 to $15 billion in before-tax proceeds from asset sales through 2028. Some of the asset sale candidates generate high returns and the step up in Hess’ book value will also affect ROCE. After closing, we’ll target to sustain a double-digit ROCE at mid-cycle prices.

Since walking away from Anadarko in 2019, through the expected closing of the Hess transaction next year, Chevron will have created new, significant reserve and resource positions in the DJ Basin, Eastern Mediterranean, Bakken and Guyana, building on our positions in Australia, Kazakhstan, Permian Basin and offshore Gulf of Mexico.

These low-premium deals have diversified and strengthened Chevron’s upstream business. Going forward, Chevron’s production growth rate is expected to be higher than our current guidance and we also expect it can be sustained for longer. We’ll provide updated guidance after developing a combined business plan post-closing.

Also, we will have acquired each of these assets when they were free cash flow positive – or on the cusp of it. After we add projected free cash flow growth from investments in TCO, Permian and Gulf of Mexico – and new renewable fuels and petchem facilities – we expect free cash flow to more than double by 2027 – and Guyana is expected to underpin further growth into the 2030s.

At Chevron, we believe the future of energy is lower carbon and this combination adds low carbon intensity assets that are expected to be accretive to our 2028 oil and gas targets. Hess has lowered their carbon intensity over the past several years, and Chevron intends to remain one of the most carbon-efficient producers.

We're continuing to find ways to meet today's demand with both traditional and new energy supplies that have lower carbon intensity and are still affordable and reliable. Affordable energy is vital for economies to flourish. Reliable energy is essential for national security. And we all have a stake in a lower carbon future.

With higher expected free cash flow growth, Chevron intends to return more cash to shareholders consistent with our long-standing financial priorities.

Over the past five years, Chevron has grown its dividend per share by a 6% compounded annual growth rate – more than double the rate of the closest integrated peer. In January, and subject to the Board of Directors’ approval, we expect to recommend an 8% increase to our first quarter dividend per share to $1.63 – supported by immediate free cash flow from PDC Energy and longer-term projected free cash flow growth from Hess.

Post closing, we also intend to increase our buyback to the top of the guidance range of $20 billion per year – or $5 billion a quarter. This reflects an even bigger and better upstream and is consistent with our Investor Day upside price scenario. Under SEC regulations, share repurchase volumes will be restricted for a period of time prior to closing.

The mid-point of the capex range equals the consensus outlook for both companies. We’ll maintain our commitment to capital discipline with capex about half the levels from a decade ago as a larger and more diversified company following four acquisitions.

Post closing, we’ll continue to maintain a strong balance sheet and Chevron will remain built for $50 Brent – projected to cover both capex and dividend at that level. While we’re currently in an upside price cycle, we’ll remain well prepared and positioned for a downside scenario.

Before I turn it over to John, I want to close with a final point.

The upstream is a resource depletion business where fields grow, mature and then decline. John and I know this from many decades in the industry. Chevron has led its integrated peer group in reserve replacement for the past 3, 5 and 10 years. And Hess has been part of the greatest series of discoveries in the industry’s recent history with unmatched growth and duration potential.

The combined company is expected to have resource inventory depth into the next decade – much further than we usually can see with confidence in our business – and the operational, technical and financial capabilities to continue to safely deliver lower carbon energy to a growing world.

Now, I’ll hand it over to my friend and future board member, John Hess.

Thank you, Mike. I am very excited about the strategic combination of our two great companies, and I look forward to the opportunity to join Chevron’s Board.

Our company is celebrating our 90th anniversary this year. We have a proud history that started with my father delivering fuel oil with a secondhand truck during the Depression.

Over the last 90 years, we have always been guided by making the right long-term decisions for our company and our shareholders. This strategic combination is compelling and the right decision for our future.

Hess has the best growth portfolio in the industry – including Guyana, the world’s largest oil discovery in the last 10 years with a low cost of supply and low carbon intensity, and the Bakken shale, where we are a leading oil and gas producer.

Chevron is one of the world’s largest and most respected energy companies with a world class diversified portfolio of assets and one of the industry’s strongest balance sheets and cash return profiles.

Like Hess, Chevron is also a values-led company. There is a strong cultural fit for our people, and we share a deep commitment to making a positive social impact in the communities where we do business and to investing in the energy transition.

I believe our strategic combination creates a company that is stronger in every respect, with the leadership, asset portfolio and financial resources to deliver significant shareholder value for years to come.

Mike, thank you I look forward to working with you in the years ahead. I’ll now turn the call over to Jake.

That concludes our prepared remarks. We are now ready to take your questions.

Please limit yourself to one question to enable everyone in the queue an opportunity. We will do our best to get all your questions answered.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory approvals; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; the receipt of required Chevron Board of Directors’ authorizations to implement capital allocation strategies, including future dividend payments; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in Part I, Item 1A “Risk Factors” of (i) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2022 and (ii) Hess’ Annual Report on Form 10-K for the year ended December 31, 2022, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

CAUTIONARY NOTE TO INVESTORS

This communication uses certain terms relating to resources other than proved reserves, such as unproved reserves or resources. Investors are urged to consider closely the oil and gas disclosures in Hess’ Annual Report on Form 10-K, File No. 1-1204, available from Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036 c/o Corporate Secretary and on our website at www.hess.com. You can also obtain this form from the SEC on the EDGAR system.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. After the registration statement is declared effective, Hess will mail a definitive proxy statement/prospectus to stockholders of Hess. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

Chevron and Hess and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of Hess is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 6, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.